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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                  AMENDMENT #1
                                 (RULE 13D-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILE PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13-d-2(a)


                           Women's Golf Unlimited, Inc.
             -------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
             -------------------------------------------------------
                         (Title of Class of Securities)

                                   97815W 10 0
             -------------------------------------------------------
                                 (CUSIP Number)

                                 James E. Jones
                            3803 Corporex Park Drive
                                    Suite 400
                              Tampa, Florida 33619
             -------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 14, 2001
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.



                         (Continued on following pages)

                               (Page 1 of 4 pages)


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CUSIP No.  97815W 10 0                                    Page 2 of 4
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--------------------------------------------------------------------------------
               Names of Reporting Person:
      1                                    James E. Jones
               I.R.S. Identification No. of Above Person (entity only)
--------------------------------------------------------------------------------
      2        Check the Appropriate Box if a Member of a Group*
                                                                         (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
               SEC use only
      3

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               Source of Funds*
      4
                        OO
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               Check if Disclosure of Legal Proceedings is Required Pursuant to
               Items 2(d) or 2(e)
      5

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               Citizenship or Place of Organization

      6

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                                     Sole voting power

                               7                                     721,668

                             ---------------------------------------------------
     Number of shares                Shared voting power
       beneficially            8                                     -0-
       owned by each
     Reporting person        ---------------------------------------------------
           with                      Sole dispositive power
                               9                                     721,668

                             ---------------------------------------------------
                                     Shared dispositive power

                               10                                    -0-

--------------------------------------------------------------------------------
               Aggregate Amount Beneficially Owned by Each Reporting Person
     11                                            721,668
--------------------------------------------------------------------------------
               Check box if the Aggregate Amount in Row (11) Excludes Certain
               Shares*                                                       [ ]
     12

--------------------------------------------------------------------------------
               Percent of Class Represented by Amount in Row (11)            [ ]
     13                                            22.4%
--------------------------------------------------------------------------------
               Type of Reporting Person*
     14                                            IN
--------------------------------------------------------------------------------
                     - SEE INSTRUCTIONS BEFORE FILLING OUT!


--------
  * Based on 3,223,039 shares outstanding as of March 30, 2001 pursuant to the Form 10-Q filed May 15, 2001.


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CUSIP No.  97815W 10 0                                    Page 3 of 4
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         This Amendment No. 1 to Schedule 13D (the "Amendment") is being filed on behalf of James E. Jones to amend the Schedule 13D (the "Schedule 13D") which was originally filed on January 8, 2001, relating to the common stock, $.01 par value (the "Common Stock") of Women's Golf Unlimited, Inc. f/k/a S2 Golf Inc., a New Jersey corporation (the "Issuer"). All terms used and not otherwise defined in this Amendment shall have the meanings attributed to such terms in the
Schedule 13D. This Amendment is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities and Exchange Act of 1934 as amended. Only those items reported in this Amendment are amended. All other items remain unchanged.

ITEM 1. SECURITY AND ISSUER. This Schedule relates to the Common Stock ("the Common Stock") of Women's Golf Unlimited, Inc. f/k/a S2 Golf Inc., a New Jersey corporation (the "Issuer") whose principal executive offices are located at 18 Gloria Lane, Fairfield, New Jersey 07004.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

        Item 5(a) The Reporting Person may be deemed to be the beneficial owner of 721,668 shares of Common Stock, representing approximately 22.4% of the outstanding shares of Common Stock (computed on the basis of 3,223,039 shares outstanding on March 30, 2001, as reported on the latest Form 10-Q filed by the Issuer.

        Item 5(b) The Reporting Person has the sole power to direct the vote of the 721,668 shares of Common Stock that may be deemed to be beneficially owned by him. The Reporting Person has the sole power to dispose the 721,668 shares of Common Stock that may be deemed to be beneficially owned by him.

        Item 5(c) The only transaction in the Common Stock was a gift of 53,332 shares to trusts for the benefit of members of the Brian Christopher family.

        Item 5(d)      Not applicable.

        Item 5(e)      Not applicable.



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CUSIP No.  97815W 10 0                                    Page 4 of 4
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 10, 2001

                                               /s/ James E. Jones
                                               ---------------------------------
                                               James E. Jones


         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of and any title of each person who signs the statement shall be typed or printed beneath his signature.

         ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).